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                              April 9, 2024

       Bin Feng
       Chief Executive Officer and Chairman of the Board
       Unitrend Entertainment Group Ltd
       Suite 1508, Tower B, Wentelai Center
       1 Xidawang Road
       Chaoyang District, Beijing 100026
       People   s Republic of China

                                                        Re: Unitrend
Entertainment Group Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted March 14,
2024
                                                            CIK No. 0001997950

       Dear Bin Feng:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 14, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 14, 2024

       Summary of Our Challenges and Risks, page 6

   1. We note your new risk factor on page 37 entitled "Uncertainties with respect to the PRC legal system . . . ."
Please revise your summary risk factors to include a summary of such new risk factor here.
Additionally, your response states that you have revised all cross-
                                                        references to risk
factors in this sub-section, and in the "Risks Related to Our Corporate
                                                        Structure" sub-section,
to specifically refer to the corresponding detailed individual risk factors, but your
disclosure does not appear to include specific cross-references. Please revise each
cross-reference to refer to the relevant individual detailed risk factor.
 Bin Feng
Unitrend Entertainment Group Ltd
April 9, 2024
Page 2
Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 7

2. We note your response to comment 14, as well as your revised disclosure that "[a]part from the case that we inadvertently conclude that such permission or approval is not required, any change in the PRC laws and regulations may result in a material change . .
         ." We reissue the comment in part. Please describe the consequences to you and your investors if you, your subsidiaries, or the VIE inadvertently conclude that such permissions or approvals are not required. In this regard, your disclosure appears to carveout such scenario from your discussion of the consequences as opposed to address the consequences if you inadvertently conclude that such permissions or approvals are not required.
With respect to our advertisement placement line of business..., page 26

3. You indicate that a relatively small number of clients account for a substantial percentage of your revenues, and any loss of your significant clients or the loss of significant advertisers by your agency clients, could have a material and adverse effect on your financial condition and results of operations. We also note that for the year ended
         December 31, 2022, you had three major customers accounting for 32.7%, 20.0%, and
         17.3% of total sales, and two customers who accounted for 65.9% and 21.7% of the outstanding accounts receivable. To the extent you are dependent on any major customer or your relationship with such major customer is material to your financial condition and results of operations, please identify the customer(s) and the nature of your relationship with such customer(s). Please also file any agreements with such customers as exhibits to the registration statement, or tell us why you are not required to do so. See Item
         601(b)(10) of Regulation S-K.
"The approval or record filing of the CSRC under the M&A Rules, CAC, or other PRC government authorities may be required . . . ", page 34

4. We note your response to comment 17 that "we have revised the disclosure to clarify that
       CSRC approval under the M&A Rules is not required," but that the "filing with CSRC under the Trial Measures is required for this offering." While we note your response and your revised disclosure, we reissue the comment in-part. Please revise to ensure that your disclosure is consistent throughout the registration statement and also with your response. In this regard, you continue to disclose on page 36 that "since the Trial
       Measures were newly promulgated, its interpretation, application and enforcement remain unclear," and "[i]f the filing procedure with the CSRC under the Trial Measures is required for this offering . . . , it is uncertain whether we could complete the filing procedure . . . ." As a further example, we note your disclosure that
"[w]e submitted initial
FirstName LastNameBin Feng
       documents in connection with this offering and our listing on the Nasdaq Capital Market
Comapany
       to theNameUnitrend    Entertainment
               CSRC on January    22, 2024,"Group
                                                whichLtd
                                                       appears inconsistent
with your disclosure that
       "we   are actively
April 9, 2024 Page 2      preparing  our  filing with the CSRC."
FirstName LastName
 Bin Feng
FirstName   LastNameBinGroup
                        Feng Ltd
Unitrend Entertainment
Comapany
April       NameUnitrend Entertainment Group Ltd
       9, 2024
April 39, 2024 Page 3
Page
FirstName LastName
"The dual-class structure of our share capital has the effect of concentrating voting power with the holders of Class B . . . ", page 46

5. We note your response to comment 18, as well as your revised disclosure, and we reissue the comment in-part. Where you discuss "the holders of Class B ordinary shares" in connection with the anticipated control held by Mr. Bin Feng following this offering, please revise the references to such "holders" in all instances to clarify that Mr. Bin Feng is the applicable holder. In this regard, and as example only, we note that your risk factor heading as well as the second paragraph of the risk factor continue to refer to the
         "holders."
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
64

6. We note your response to comment 21, as well as your revised disclosure. However, you continue to disclose on page 65 that "[o]ur most significant costs and cash expenditures relate to . . . investing in shows for which we also secure distribution rights," and that, "when we co-invest in a show, we generally have less control over the investment and production processes, than when we are lead investor in a show." Please revise to ensure consistency and reconcile with your revised disclosure on page 23 that, "[e]xcept for the self-produced content "The Good Days," we do not participate in the production process nor invest in the productions of contents." Additionally on page 23, we also note that your risk factor heading continues to highlight the risk that you "may be unable to recoup . . . investments in shows."
Prepaid Expense and Other Current Assets, page F-22

7. Please revise footnote (1) to state that you wrote off $242,705 of the third party loans during the year ended December 31, 2022 as the amount was deemed uncollectible.
       Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services